SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 12, 2002

Exact Name of Registration as Specified in Charter:

CHINA GLOBAL DEVELOPMENT, INC.

State of Other Jurisdiction of Incorporation: Nevada
Commission File Number: 0-27323
IRS Employer Identification Number: 87-0403828

Address and Telephone Number of Principle Executive Offices:
4766 Holladay Blvd.
Holladay, UT 84117
801.273.9300

Item 1. Changes in Control of Registrant

EffectiveEffective September 27, 2002, the Registrant held a specialEffective September 27, 2002, the R thethe purpose of ratifying the rescission of the acquisition ofthe purpose of ratifying the rescission of the acquisit thethe meeting thethe meeting the shareholders ratified the rescissionthe meeting the shareholders ratified the resc sharesshares issued inshares issued in connection with theshares issued in connection with the acquisition. As a r Registrant reverted to the Company s former president Scott Hosking.

Item 5. Other Events

AsAs a result of the change in control of Registrant, the Registrant s former officersAs a result of t directorsdirectors Bao Hua Zheng, Yudirectors Bao Hua Zheng, Yu Chen Zhang,directors Bao Hua Zheng, Yu C Beatty as sole officer and director.

EffectiveEffective withEffective with the change in control, the Registrant has relocated its corporateEffe Newport Beach, California to 4766 Holladay Boulevard, Holladay, Utah 84117.

SIGNATURES

PursuantPursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA GLOBAL DEVELOPMENT, INC.

/s/ Paul Beatty
President
Date: 10/12/02